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                             October 20, 2021

       Mei Mei Hu
       Chief Executive Officer
       Vaxxinity, Inc.
       1717 Main St, Ste 3388
       Dallas, TX 75201

                                                        Re: Vaxxinity, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed October 8,
2021
                                                            File No. 333-260163

       Dear Ms. Hu:

                                                        We have reviewed your
registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-1

       Condensed Combined Consolidated Statements of Operations, page F-39

   1.                                                   We note significant
revisions to your statements of operations, stockholders    deficit and
                                                        cash flows for the
periods ended June 30, 2020. Please revise the filing to label each of these interim financial
statements as "restated" and provide the disclosures required by
                                                        ASC 250-10-45-23,
250-10-50-7 and their related paragraphs. Alternatively, tell us why such disclosures are
not required.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Mei Mei Hu
Vaxxinity, Inc.
October 20, 2021
Page 2

       You may contact Eric Atallah at 202-551-3663 or Kevin Kuhar at 202-551-3662 if you
have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                        Sincerely,
FirstName LastNameMei Mei Hu
                                                        Division of Corporation
Finance
Comapany NameVaxxinity, Inc.
                                                        Office of Life Sciences
October 20, 2021 Page 2
cc:       Joseph D. Zavaglia, Esq.
FirstName LastName